 Form 425Filed by Americas Silver Corporation(Commission File No.: 001-37982)Pursuant to Rule 425 under the Securities Act of 1933and deemed filed pursuant to Rule 14a-12of the Securities Exchange Act of 1934Subject Company: Pershing Gold Corporation(Commission File No.: 001-37481)

 NYSE American USAS  TSX USA  Third Quarter 2018 Earnings Conference CallNOVEMBER 5, 2018

 FORWARD-LOOKING STATEMENTS Safe Harbour and Other Disclosures  Certain information in this presentation may contain forward-looking statements. This information is based on current expectations that are subject to significant risks, assumptions and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. All statements, other than statements of historical fact, included in the presentation, including, without limitation, statements regarding production and operational results, exploration results, and future plans and objectives of Americas Silver, are forward-looking statements. Words such as “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe” and other similar expressions are forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather reflect our current views with respect to future events and are subject to risks, uncertainties, assumptions and other factors, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that such forward-looking statements will prove to be accurate. Americas Silver assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Americas Silver . Additional information identifying risks and uncertainties is contained in filings by Americas Silver with the Canadian securities regulators, which filings are available at www.sedar.com. Please note that unless otherwise indicated, all figures are in US dollars.Some of the potential quantities and grades disclosed are conceptual in nature, there has been insufficient exploration to define a mineral resource on all of the mineralization at the Galena Complex and Cosalá Operations and it is uncertain if further exploration will result in certain targets being delineated as a mineral resource.An additional Cautionary Note to Investors – In the event that we use certain terms in this presentation, such as “resource”, “measured resource”, “indicated resource” and “inferred resource”. U.S. investors are cautioned that, while such terms are recognized and required by Canadian Securities Laws, the United States Securities and Exchange Commission does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination has been made. U.S. investors should not assume that all or any part of measured or indicated resources will ever be converted into reserves. In addition, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization in this presentation may not be comparable to information made public by companies that are subject to the SEC’s Industry Guide 7.Mr. Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines has approved the applicable contents of this presentation.  3

 FORWARD-LOOKING STATEMENTS Safe Harbour and Other Disclosures  No Offer or SolicitationThis presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver and Pershing or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.Participants in Merger SolicitationPershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.Additional Information and Where To Find ItThe proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver will file an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement/prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This presentation is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.  4

 5  Call Participants  Darren Blasutti  President & Chief Executive Officer  Daren Dell  Chief Operating Officer  Warren Varga  Chief Financial Officer  Peter McRae  Senior Vice President, Corporate Affairs & CLO

CONFERENCE CALL OVERVIEW

AMERICAS SILVER CORPORATION

- Q3 2018 Discussion
- Production and Financial Highlights
- Cosalá Highlights
- Galena Highlights
- Pershing Combination and Timing Update
- Question and Answer Period

6

TSX: USA NYSE American: USAS

 Challenging metal price environment San Rafael production and mill throughput over 1,700 tonnes/dayPershing Gold acquisition Mid-year resource statementZone 120 and El Cajón development updateSan Felipe update  AMERICAS SILVER Third Quarter Summary  7  Capital Structure  Recent Price1  $2.20  Shares Basic1  43.1M  Market Cap1  $95M  Options1  3.1M  Cash Balance  $3.1M  Warrants1  5.2M  Long-Term Debt2  $6.9M  Fully Diluted1  51.4M  As at October 29, 2018Outstanding pre-payment facility with Glencore at LIBOR plus 5% per annumAll figures are in USD unless otherwise stated.    RELIEF CANYON

   8  Summary of Q3 2018 results  Operating Highlights      Q3 2018  Q2 2018  QoQChange  Q3 2017  YoY Change  Processed Ore (tonnes milled)  170,379  164,313  4%  174,677  (2%)  Silver Production (ounces)  323,497  301,711  7%  564,833  (43%)  Silver Equivalent Production (ounces)   1,410,909  1,462,170  (4%)  1,107,874  27%  Cash Costs ($ per silver ounce)1  $4.95  ($6.15)  181%  $12.61  (61%)  All-in Sustaining Costs ($ per silver ounce)1  $15.94  $5.40  195%  $15.92  1%  Zinc Production (pounds)  7,906,601  8,756,201  (10%)  1,433,961  451%  Lead Production (pounds)  7,536,660  6,216,592  21%  5,369,482  40%  See the MD&A for further information concerning non-IFRS financial measures.       Cosalá Operations production was negatively impacted by the unplanned mill repair and periodic power outages. Galena Complex milled tonnage was lower as the mine resumed normal operations following hoist repairs completed late in Q2, 2018. AISC and silver equivalent production were negatively impacted by the decrease in realized prices on sales of silver, zinc, and lead.

FINANCIAL HIGHLIGHTS

AMERICAS SILVER CORPORATION

Financial Highlights	Q3 2018	Q2 2018	Q3 2017
Revenues	$11.7M	$17.3M	$9.8M
Operating Cash Flow[1]	($3.1M)	$4.3M	($0.4M)
EBITDA[2]	($3.3M)	$3.9M	($1.1M)
Net Income (Loss)	($5.8M)	$1.4M	($2.8M)
Realized Metals Prices			
Silver (Ag)	$14.73/oz	$16.70/oz	$16.89/oz
Lead (Pb)	$0.94/lb	$1.10/lb	$1.07/lb
Zinc (Zn)	$1.14/lb	$1.41/lb	$1.33/lb

- Revenues lower due to lower realized metals prices compared to prior year and prior quarter
- Net loss of roughly $5.8 million including $3.3 million of negative provisional pricing adjustments
- Cash balance at September 30, 2018 of $3.1 million with net working capital of approximately $3.3 million, after development capex, exploration spending, debt repayment, and option payments for San Felipe

1. Cash flow generated from (used in) operating activities is a non-IFRS financial measure calculated as net cash flow generated from (used in) operating activities less changes in non-cash working capital items such as trade and other receivables, inventories, prepaid expenses, and trade and other payables.
2. EBITDA is a non-IFRS financial measure which excludes income tax expense, interest and financing expense, and depletion and amortization from net income.

9

TSX: USA NYSE American: USAS

COSALÁ OPERATIONS Sinaloa, Mexico
SAN RAFAEL

AMERICAS SILVER CORPORATION

- **Mining at San Rafael gaining flexibility as new areas are opened for production**
  - Now finishing in Main South
  - Main Superior is the primary producing area with access now established in Main North
- **Primary ramp development approximately 180 meters from reaching targeted elevation for access of Main Central area**
- **Mill throughput continued to improve through the quarter**
  - September averaged over 1700 tonnes per operating day
  - October performance continues the positive trend
- **Damaged feed end shell on one of two primary ball mills was successfully replaced in just 10 days**
  - Other primary mill continued to operate during this period
- **Unusually frequent power interruptions hampered consistent operation**
  - Company working with electricity provider to address line maintenance shortcomings


SAN RAFAEL MINE
COSALÁ OPERATIONS
Mexico
Mexico City



10

TSX: USA NYSE American: USAS

COSALÁ OPERATIONS Sinaloa, Mexico
ZONE 120

AMERICAS SILVER CORPORATION

- **Drilling completed in early April**
  - Approximately 12,000 meters aimed at growing and upgrading the known resource
- **Annual mid-year resource estimate updated late Q3, 2018**
  - Successfully converted inferred into indicated resource
- **Development options are being evaluated**
  - Incremental 1000 tonne per day operation demonstrates attractive financial return even at spot metal prices
  - Likely future scenario will see a combined El Cajón-Zone 120 mining operation providing all feed to the Los Braceros process plant at the conclusion of San Rafael based on current silver prices





11

TSX: USA NYSE American: USAS

GALENA COMPLEX PRODUCTION

Idaho, USA

AMERICAS SILVER CORPORATION

- **Operation has found its rhythm again after a difficult Q2**
  - Shaft maintenance project and hoist brake repairs now in the past
- **Mine production is finding consistency in both tonnage and grade**
  - Focused on cash flow with current metal prices
- **Development work on 3200 level is progressing well**
  - Area is shaping up to be a steady producer for the next few years
- **Repair work set to begin to reestablish mining and hoisting from the 5500 level**
  - Will allow more efficient production from key resource areas currently exploited on the 4900 and 5200 levels



GALENA COMPLEX
USA



12

TSX: USA NYSE American: USAS

PERSHING BUSINESS COMBINATION

AMERICAS SILVER CORPORATION

Diversified Portfolio of Precious Metal Assets in the Americas

- Two producing polymetallic mines in Mexico and Idaho and an attractive shovel-ready, precious metal development project in Nevada

Enhanced Growth and Scale

- Near-term precious metal production growth from Relief Canyon and Zone 120 and ongoing ramp-up at the San Rafael mine will meaningfully improve production and cash flow in 2020 and beyond

Proven Management Team and Board

- Demonstrated experience in financing, acquiring, developing and operating open pit and underground mines

Strong Financial Position

- Well-positioned to build Relief Canyon with increasing cash flows at San Rafael and greater access to capital

Enhanced Capital Markets Profile

- Broader appeal to institutional shareholders, increased research coverage, and improved trading liquidity

Compelling Value Proposition

- Leading leverage among junior precious metal companies and attractive relative valuation
- Relief Canyon expected to produce 75,000 to 90,000 ounces annually at low-cost and generate $25-30 million annually over the life of mine

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TSX: USA NYSE American: USAS

PERSHING BUSINESS COMBINATION

AMERICAS SILVER CORPORATION

- **Pierre Lassonde and Trinity Loan C$5.5M funded to USA after quarter end; USA is providing short-term funding to Pershing**
- **Both Americas Silver and Pershing filed their Q3 financials statements**
- **Joint F-4 registration statement to be filed November 5, 2018**
  - Document acts as proxy statement for Pershing and a prospectus for the shares that USA will be issuing to Pershing shareholders
- **Timing of shareholder meetings and closing dependant on regulatory review**
  - SEC timing of review and comments
  - CFIUS (Committee on foreign investment) timing of review – 45 day review period has begun
  - Earliest shareholder meetings near year-end but more likely in Q1 2019. Assuming respective shareholder approval, closing to occur shortly thereafter.
  - Pershing approval requires 50% of voting shares outstanding and 75% of preferred shares
  - USA approval for share issuance - 50% of shares present at meeting and 66 2/3s for amendment of articles to add preferred class

14

TSX: USA NYSE American: USAS

 Q4, 2108 EXPECTATIONS  Source: Company disclosure  Best silver and silver equivalent production quarter of the year    Silver cash costs and AISC expected to be significantly lower than Q3, 2018     Management focused on improving balance sheet strength, reducing non-essential spending, deferring Glencore debt repayments and San Felipe cash option payments until 2019    Evaluate financing alternatives to commence construction of Relief Canyon in H1, 2019    Work with Relief Canyon team to increase NPV through project scheduling and optimization    Positioned to generate significant shareholder value in the near term  15

 NYSE American USAS  TSX USA  Third Quarter 2018 Earnings Conference CallNOVEMBER 5, 2018

CONTACT
Andrea Totino, Investor Relations Manager
atotino@americassilvercorp.com
416-848-9503
www.americassilvercorp.com

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERSThis presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver Corporation (“Americas Silver”) and Pershing Gold Corporation (“Pershing”) or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver will file an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement/prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This presentation is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.